Exhibit 99.2

EXECUTION COPY

Stock Purchase Agreement

by and between

Prometheus Laboratories Inc.

and

Rosetta Genomics Ltd.

April 10, 2009

i

5.	ADDITIONAL AGREEMENTS OF THE PURCHASER AND THE COMPANY		15
	5.1.	Information and Inspection Rights	15
	5.2.	Pre-Emptive Rights	15
	5.3.	Board Observer Rights	16
	5.4.	Reasonable Best Efforts; Consents and Governmental Approvals	17
	5.5.	Conduct of Business of the Company	17
	5.6.	Market Listing	17
	5.7.	Schedule 13G Filing	17
	5.8.	Notification of Certain Matters	17
	5.9.	Press Releases	18
	5.10.	Tax Matters	18
	5.11.	Legends	18

6.	CONDITIONS TO THE CONSUMMATION OF THE TRANSACTIONS		19
	6.1.	Conditions to Each Party’s Obligations	19
	6.2.	Conditions to Obligations of the Purchaser	19
	6.3.	Conditions to Obligations of the Company	20

7.	REGISTRATION PROCEDURES AND EXPENSES.		20
	7.1.	Registration of Shares	21
	7.2.	Suspension of Registration	23
	7.3.	Rule 144 Eligibility	23
	7.4.	Delay in Effectiveness of Registration Statement	23
	7.5.	Restrictions on Transferability	24
	7.6.	Furnish Information	24

8.	INDEMNIFICATION		24
	8.1.	Registration of Shares	24
	8.2.	Indemnification by the Company	25
	8.3.	Indemnification by the Purchaser	25
	8.4.	Indemnification Procedures	26

9.	TERMINATION		26
	9.1.	Termination	26
	9.2.	Notice of Termination	27
	9.3.	Effect of Termination	27

ii

10.	MISCELLANEOUS		27
	10.1.	Assignment	27
	10.2.	Notices	28
	10.3.	Governing Law	29
	10.4.	Effectiveness: Entire Agreement; Amendments and Waivers	29
	10.5.	Multiple Counterparts	29
	10.6.	Severability	29
	10.7.	Titles; Currency	30
	10.8.	Fees and Expenses	30
	10.9.	Representation of Counsel; Mutual Negotiation	30
	10.10.	No Third Party Beneficiaries	30
	10.11.	Time of Essence	30

iii

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of April 10, 2009, is made by and between Prometheus Laboratories Inc., a California corporation (the “Purchaser”), and Rosetta Genomics Ltd., a corporation organized under the laws of Israel (the “Company”).

RECITALS

Whereas, the Purchaser desires to purchase from the Company, and the Company desires to sell to the Purchaser, a number of the Company’s ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) (rounded to the nearest whole number) equal to Eight Million Dollars (U.S.$8,000,000) divided by the Per Share Price (as defined below).

AGREEMENT

Now, Therefore, in consideration of the mutual covenants and premises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	DEFINITIONS

1.1.   Defined Terms.  For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Action” shall mean any action, order, writ, injunction, judgment or decree or any claim, suit, litigation, proceeding, dispute, arbitration, mediation, inquiry, audit, assessment or investigation, or any similar event, occurrence or proceeding.

“Adjusted Outstanding Shares” shall mean the sum of the total number of the Company’s Ordinary Shares then issued and outstanding; provided that such number shall not include any of the Company’s Ordinary Shares or securities exercisable and/or convertible into the Company’s Ordinary Shares issued pursuant to business, product, or technology acquisitions or bank or equipment financings that occur after the Closing pursuant to Section 5.2.3(d).

“Affiliate” shall mean, with respect to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under common control with, the specified Party.  For the purposes of this definition, the term “control”, as applied to any person or entity, means the ownership or control, directly or indirectly, of more than the lesser of (a) fifty percent (50%) or (b) the maximum percentage allowed by law in the country of the controlled person or entity, of all of the voting power of the shares (or other securities or rights) entitled to vote for the election of directors or other governing authority; provided that such entity shall be considered an “Affiliate” only during the time that such “control” exists.

“Approved Stock Plan” means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company’s securities may be issued to officers, directors, employees, advisors or consultants.

“Articles of Association” shall mean the Company’s Articles of Association as in effect as of the date of this Agreement, including any amendments thereto.

“Beneficial Owner” or “Beneficial Ownership” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in New York City or Tel Aviv, Israel are authorized by Law or executive order to remain closed.

“Closing Date” shall mean the date of the Closing, which shall be the third Business Day following satisfaction or waiver of the conditions set forth in Section 6, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions or, if the parties hereto shall mutually agree upon a different date, the date upon which they shall have mutually agreed.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated August 27, 2008 between the Company and the Purchaser.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied.

“Governmental Entity” shall mean any federal, state, county, municipal, local or foreign government, any legislature, agency, authority, bureau, branch, department, division, commission, court, regulator, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization, body or instrumentality of any federal, state, county, municipal, local, or foreign government or any other similar recognized organization, body or instrumentality exercising similar powers or authority.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Law” shall mean any law (statutory, common, or otherwise), constitution, treaty, convention, statute, ordinance, code, regulation, rule or other similar authority enacted, adopted, promulgated, or applied by any Governmental Entity and any judgment, decision, decree or order of any Governmental Entity.

“License Agreement” shall mean the License Agreement, dated the date hereof, by and between the Purchaser and the Company.

“Lien” shall mean any mortgages, deeds of trust, liens (statutory or other) pledges, security interests, claims, covenants, conditions, restrictions, options, rights of first offer or refusal, charges, easements, rights-of-way, encroachments, Third Party rights, building or use restrictions or other encumbrances or title defects of any kind or nature, including any agreements to give any of the foregoing in the future.

“Material Adverse Effect” shall mean a material adverse event, change, effect, condition or occurrence on or with respect to (a) the business, assets, liabilities, results of operations, financial condition or prospects of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company to timely perform its obligations under and consummate the transactions contemplated by this Agreement or the License Agreement; provided, however, that, Material Adverse Effect shall not be deemed to include any event, change, effect, condition or occurrence to the extent resulting from, or attributable to, (i) changes in the economy or financial markets, including, without limitation, prevailing interest rates and market conditions, generally in the United States or globally or that are the result of acts of war or terrorism, except to the extent any of the same disproportionately affects the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its Subsidiaries operate, (ii) changes that are proximately caused by factors generally affecting the industry in which the Company and its Subsidiaries operate, except to the extent any of the same disproportionately affects the Company and its Subsidiaries taken as a whole, (iii) changes or proposed changes, in each case after the date hereof, in Law or GAAP, except to the extent any of the same disproportionately affects the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its Subsidiaries operate, (iv) this Agreement or the License Agreement, (v) expenses (including legal fees, costs and expenses relating to any litigation) and costs arising as a result of the transactions contemplated by this Agreement or the License Agreement, (vi) public disclosure of the transactions contemplated by this Agreement or the License Agreement, (vii) actions or omissions of the Company or any of its Subsidiaries with the prior written consent of the Purchaser in furtherance of the transactions contemplated by this Agreement or the License Agreement or otherwise required to be taken by the Company or any of its Subsidiaries under any such agreement, (viii) changes in the market price or trading volume of the Ordinary Shares, (ix) the failure of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (but not the underlying cause of such failure), (x) any change or announcement of a potential change in the rating of the Company by a credit rating agency or any equity analyst (but not the underlying cause of such change or potential change) or (xi) actions taken by the Purchaser or any of its officers, directors, employees or Affiliates in breach of the Purchaser’s obligations hereunder.

“Permits” shall mean, with respect to the Company or any of its Subsidiaries, all licenses, permits, franchises, approvals, authorizations, consents or orders of, or filings with, or notifications to, any Governmental Entity, or any other Person, necessary for the past, present or anticipated conduct of, or relating to the operation of the businesses of or the ownership of the assets of, the Company and/or any of its Subsidiaries.

“Per Share Price” shall mean U.S. $4.00.

“Person” shall mean any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or Governmental Entity or other entity.

“Purchaser’s Pro Rata Portion” shall mean the ratio that (x) the number of Shares issued at the Closing and held by the Purchaser or its Affiliates immediately prior to a Subsequent Placement, bears to (y) the Adjusted Outstanding Shares outstanding immediately prior to a Subsequent Placement.

“Purchaser Material Adverse Effect” shall mean a material adverse event, change, effect, condition or occurrence on or with respect to the ability of the Purchaser to timely perform its obligations under and consummate the transactions contemplated by this Agreement or the License Agreement.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any such Person, or (b) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any such Person.

“Third Party” means any Person who is not an Affiliate of the Company or the Purchaser.

“Voting Securities” shall mean at any time shares of any class of share capital of the Company which are then entitled to vote generally in the election of directors.

1.2.          Other Defined Terms.  In addition to the terms defined in the Introduction and Recitals to this Agreement or in Section 1.1, the following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
“Aggregate Purchase Price”	2.1
“Breaching Party”	9.3
“CFC”	5.10
“Closing”	2.2
“Company SEC Reports”	3.5.1
“Company Securities”	3.2
“Environmental Laws”	3.21
“Evaluation Date”	3.20
“Final Financing Notice”	5.2.1
“Hazardous Materials”	3.21
“Initial Registration Statement”	7.1(a)
“Intellectual Property Rights”	3.12
“Material Permits”	3.19
“Offer”	5.2.1
“Offered Securities”	5.2.1
“Ordinary Shares”	Recitals

Term	Section
“Options”	3.2
“PFIC”	5.10
“Pre-Notice”	5.2.1
“Pro Rata Share”	5.2.1
“Prospectus”	7.1(c)
“Registrable Securities”	7.1(a)
“Registration Statements”	7.1(a)
“Required Effective Date”	7.1(b)
“SEC”	3.5.1
“SEC Guidance”	7.1(a)
“Shares”	2.1
“Subsequent Filing Dates”	7.1(a)
“Subsequent Financing Notice”	5.2.1
“Subsequent Placement”	5.2
“Subsequent Registration Statements”	7.1(a)
“Trading Day”	7.1(c)
“Warrants”	3.2

1.3.          Construction.

1.3.1           Unless the context of this Agreement otherwise requires, (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (d) the term “Section” refers to the specified Section of this Agreement; (e) the word “including” shall mean “including, without limitation;” (f) the word “or” shall be disjunctive but not exclusive; and (g) the words “made available” shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available.

1.3.2           References to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

1.3.3           References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

1.3.4           “knowledge” of the Company means actual knowledge of the executive officers and key employees of the Company, including: Yoav Chelouche, Amir Avniel, Limor Zur Stoller, Dalia Cohen, Ph.D., Ronen Tamir, Ranit Aharonov gal, Ph.D., Ayelet Chajut, Ph.D., Tami Fishman Jutkowitz and Tzipora Shoshani Kofitz, Ph.D., after conducting a reasonable investigation of the subject matter thereof, and each statement will be deemed to include a representation that such investigation has been conducted.

1.3.5           The annexes, schedules and exhibits to this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of the Agreement.

1.3.6           Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified and shall be counted from the day immediately following the date from which such number of days are to be counted.

1.3.7           All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

2.	PURCHASE AND SALE OF THE SHARES

2.1.          Purchase and Sale of the Shares.  Upon the terms and subject to the conditions contained herein, on the Closing Date, the Company shall issue, sell, convey, transfer, assign and deliver to the Purchaser, and the Purchaser shall purchase and accept from the Company, free and clear of any and all Liens, other than those imposed by the Purchaser, Two Million (2,000,000) Ordinary Shares (the “Shares”) at a price per share equal to the Per Share Price, for an aggregate purchase price of Eight Million Dollars (U.S.$8,000,000) (the “Aggregate Purchase Price”).

2.2.          Closing.  Upon the terms and conditions set forth herein, the closing (the “Closing”) of the transactions contemplated herein shall occur at 10:00 a.m. local time on the Closing Date at the offices of Latham & Watkins LLP, 12636 High Bluff Drive, Suite 400, San Diego, California 92130 (or by the exchange of documents and instruments by mail, courier, facsimile or email to the extent mutually acceptable to the parties hereto) or such other place or time agreed to by the Company and the Purchaser.

2.3.          Deliveries at Closing.  To effect the sale and purchase of the Shares and the delivery of the Aggregate Purchase Price referred to in Section 2.1, the Company and the Purchaser shall deliver the following:

2.3.1           Wire Instructions.  No later than three (3) Business Days prior to the Closing Date, the Company shall provide to the Purchaser wire transfer instructions for the receipt of the Aggregate Purchase Price.

2.3.2           Instruments of Possession.  At the Closing, the Company shall deliver to the Purchaser a certificate representing the Shares (which may bear the legends provided for in Section 5.9) free and clear of all Liens, other than those imposed by the Purchaser.

2.3.3           Purchase Price.  Upon the terms and subject to the conditions contained herein, at the Closing, the Purchaser shall pay the Aggregate Purchase Price to the Company by wire transfer of immediately available funds.

2.3.4           Withholding.  Where required to do so by applicable Law or order of a Governmental Entity, the Purchaser shall withhold taxes required to be paid to a taxing authority in connection with any payments to the Company hereunder, and, upon request of the Company, the Purchaser shall furnish the Company with satisfactory evidence of such withholding and payment.  Any amounts withheld pursuant to this Section 2.3.4 shall be treated as having been paid by the Purchaser to the Company for all purposes under this Agreement.  To the extent any payments are made hereunder without withholding, and withholding is later determined to have been required, or is assessed, by a Governmental Entity, the Company shall indemnify the Purchaser therefor, including, without limitation, for any withholding tax, interest and/or penalties thereon, and any other reasonable expenses related thereto.  The Purchaser shall use commercially reasonable efforts to cooperate with the Company in obtaining exemption from withholding taxes where available under applicable Law, or recovering the same where an exemption is not available.

2.4.          Other Closing Matters.  Each of the parties shall take such other actions required hereby to be performed by it prior to or on the Closing Date, including, without limitation, satisfying the conditions set forth in Section 6.  The Company and the Purchaser shall take all additional reasonable steps as may be necessary or desirable, including the execution and delivery of additional documents, to consummate the transactions contemplated hereby, including, but not limited to, to ensure that the Purchaser is given possession of and good and marketable title to the Shares, free and clear of all Liens, other than those imposed by the Purchaser, as of the Closing Date.

3.	REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

As an inducement to the Purchaser to enter into this Agreement, the Company hereby makes as of the date hereof and as of the Closing Date, the following representations and warranties to the Purchaser:

3.1.          Organization and Qualification.  The Company and each of its Subsidiaries (a) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or organized (in such jurisdictions where the concept of “good standing” is recognized); and (b) has full power and authority and the legal right to own or license and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement.  The Company and each of its Subsidiaries is duly qualified and in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary and where the failure to be so qualified and in good standing as a foreign corporation authorized to do business would reasonably be expected to have a Material Adverse Effect.  The Company has heretofore made available to the Purchaser true, correct and complete copies of the Articles of Association as currently in effect for the Company and the certificate of incorporation and bylaws (or similar governing documents) currently in effect for each of its Subsidiaries.  Neither the Company nor any of its Subsidiaries, directly or indirectly, owns any interest in any Person other than the Company’s Subsidiaries, other than investments by the Company in U.S. treasury notes, certificates of deposit, commercial paper and other similar securities in the ordinary course of the Company’s business.

3.2.          Capitalization.  The authorized share capital of the Company consists of 17,578,371 Ordinary Shares, which is the only class of share capital currently authorized by the Company.  As of the date hereof, 12,171,932 Ordinary Shares were issued and outstanding, and no Ordinary Shares are held in the Company’s treasury.  In addition, as of such date, there were outstanding options to purchase an aggregate of 1,472,095 Ordinary Shares (the “Options”) and warrants to purchase an aggregate of 33,585 Ordinary Shares (the “Warrants”).  Since such date, the Company has not issued any Ordinary Shares other than the issuance of Ordinary Shares upon the exercise of options outstanding on such date, has not granted any options, restricted stock, warrants or rights or entered into any other agreements or commitments to issue any Ordinary Shares, and has not split, combined or reclassified any of its share capital.  All of the outstanding shares of the Company’s share capital have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights.  Except for the Options and the Warrants, there are no outstanding (a) securities of the Company or any of its Subsidiaries convertible into or exchangeable for share capital or Voting Securities or ownership interests in the Company or any of its Subsidiaries, (b) options, warrants, rights or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any share capital, Voting Securities or other ownership interests in (or securities convertible into or exchangeable for share capital or Voting Securities or other ownership interests in) the Company or any of its Subsidiaries, (c) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any share capital, Voting Securities or other ownership interests in the Company or any of its Subsidiaries (the items in clauses (a), (b) and (c), together with the share capital, Voting Securities and other ownership interests of the Company or each of its Subsidiaries, being referred to collectively as “Company Securities”); or (d) obligations of the Company or any of its Subsidiaries to make any payments directly or indirectly based (in whole or in part) on the price or value of the Ordinary Shares.  Neither the Company nor any of its Subsidiaries has any outstanding stock appreciation rights, phantom stock, performance-based rights or similar rights or obligations.  There are no outstanding obligations, commitments or arrangements, contingent or otherwise, of the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any Company Securities.  There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries or, to the knowledge of the Company, any other Person is a party with respect to the voting of the share capital of the Company.  The Company or one or more of its Subsidiaries is the holder of record and the Beneficial Owner of all the equity interests of each of the Subsidiaries, free and clear of any Lien, including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests.

3.3.          Authority for this Agreement; Valid Issuance of Shares.

3.3.1           The Company has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The Company has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar Laws affecting creditors’ rights generally and, subject to general principles of equity, including good faith and fair dealing, regardless of whether in a proceeding at equity or at law, and except as indemnification and contribution provisions may be limited by applicable law).

3.3.2           The issuance of the Shares has been duly authorized by all requisite corporate action.  When the Shares are issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, the Shares will be duly and validly issued and outstanding, fully paid, and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under this Agreement and under applicable Israeli laws and United States federal and state securities laws and, except as otherwise set forth herein, the Purchaser shall be entitled to all rights accorded to a holder of Ordinary Shares.  The Company has reserved a sufficient number of Ordinary Shares for issuance to the Purchaser in accordance with the Company’s obligations under this Agreement.

3.4.          Consents and Approvals; No Violation.

3.4.1           Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will: (a) violate or conflict with or result in any breach of any provision of the Articles of Association or the respective certificates of incorporation or bylaws or other similar governing documents of any Subsidiary of the Company; (b) assuming all consents, approvals, authorizations and permits contemplated by clause (a) of Section 3.4.2 below have been obtained, and all filings and notifications described in such clause have been made, conflict with or violate any Laws; (c) violate or conflict with, or result in a breach of any provision of, or require any consent, waiver or approval or result in a default or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under, any of the terms, conditions or provisions of any note, bond, mortgage, lease, license, agreement, contract, indenture or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound; (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries; or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound, except, in case of clauses (b), (c), (d) and (e), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.4.2           The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (a) the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder, (b) the filing of the Registration Statements with the SEC pursuant to Section 7 hereof, and (c) any such consent, approval, authorization, permit, filing or notification the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.5.          Reports; Financial Statements.

3.5.1           Since February 26, 2007, the Company has timely filed or furnished all forms, reports, statements, certifications and other documents (the “Company SEC Reports”) required to be filed or furnished by it with or to the Securities and Exchange Commission (the “SEC”), all of which have complied, as to form, as of their respective filing dates in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and, in each case, the rules and regulations of the SEC promulgated thereunder.  None of the Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed or furnished, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  To the knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.  None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

3.5.2           Except in the case of unaudited financial statements as permitted by Form 6-K, the audited and unaudited consolidated financial statements (including the related notes thereto) of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports, as amended or supplemented prior to the date of this Agreement, have been prepared in accordance with GAAP (except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain footnotes as required by GAAP) applied on a consistent basis and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of their respective dates, and the consolidated income, stockholders equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments that are not material in amount or nature).  All of the Company’s Subsidiaries are consolidated for accounting purposes.

3.5.3           To the Company’s knowledge, neither the Company nor any of its Subsidiaries has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) that would be required to be disclosed on the Company’s most recent consolidated balance sheet filed with the SEC (including the notes thereto) in conformity with GAAP that are not disclosed in the Company SEC Reports or reserved on the most recent consolidated balance sheet of the Company included in the Company SEC Reports, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses since December 31, 2007 or which, individually or in the aggregate, do not or would not reasonably be expected to have a Material Adverse Effect.

3.6.          Litigation.  Except as disclosed in the Company SEC Reports, the Company has not received notice of any claim, action, suit, proceeding, arbitration, mediation or governmental investigation that is pending or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries or any properties or assets of the Company or any of its Subsidiaries, other than any such claim, action, suit, proceeding, arbitration, mediation or governmental investigation that (a) does not seek material injunctive relief and (b) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.7.          Compliance with Law; No Default.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries is, or has been since the date that is three (3) years prior to the date of this Agreement, in conflict with, in default with respect to or in violation of: (a) any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, is bound or affected, except in any such case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.8.          Absence of Certain Changes.  Except as set forth in the Company SEC Reports filed and publicly available prior to the date hereof (excluding the disclosures in any “Risk Factors” or “Forward Looking Statements” sections and any other disclosures included in the Company SEC Reports which are predictive or forward looking in nature), since December 31, 2007 there has not been any change, development, event, condition, occurrence or effect that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect.

3.9.          Exemption from Registration.  Subject to, and in reliance on, the representations, warranties and covenants made herein by the Purchaser, the issuance and sale of the Shares in accordance with the terms and on the bases of the representations and warranties set forth in this Agreement, may and shall properly occur pursuant to one or more applicable exemptions from the registration requirements of the Securities Act.

3.10.          No Brokers.  None of the Company or any of its officers, directors, employees or Affiliates, has employed or made, or will enter into or make, any agreement, contract, arrangement or understanding with any broker, finder or similar agent or any Person that will result in any liability of the Purchaser or any of its Affiliates, for any finder’s fee, brokerage fee or commission or similar payment in connection with the transactions contemplated hereby nor is there any claim by any Person, or to the knowledge of the Company, any basis for a claim by any Person for any such finder’s fee, brokerage fee or commission or similar payment.

3.11.          Title.  The Company has good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by it which is material to the business of the Company, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company.  Any real property and facilities held under lease by the Company are held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company.

3.12.          Patents and Trademarks.  To the Company’s knowledge, with no duty to inquire or conduct any freedom to operate analysis, and except as disclosed to Purchaser in writing making specific reference to this Section 3.12, the Company owns or has rights to use all patents, trademarks, service marks, trade names, trade secrets, inventions, copyrights, and other intellectual property rights necessary for use in connection with its business as described in the Company SEC Reports and which the failure to so have would have a Material Adverse Effect on the Company (collectively, the “Intellectual Property Rights”). The Company has not received any written notice that any product or service offered by the Company as of the Closing Date, or any use by the Company of its service marks, trademarks or trade names as of the Closing Date, violate or infringe upon the rights of any other person or entity. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another person or entity of any of the Intellectual Property Rights. The Company has taken reasonable security measures to protect the confidentiality of its unpublished patent applications and any of its Intellectual Property Rights, if any, that it maintains as trade secrets.

3.13.          Labor Relations.  No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company which could reasonably be expected to result in a Material Adverse Effect on the Company.  To the knowledge of the Company, no executive officer is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company to any liability with respect to any of the foregoing matters.  The Company is in compliance with all applicable laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

3.14.          Form F-3 Eligibility.  The Company meets the eligibility requirements set forth in the SEC’s form F-3 promulgated under the Securities Act for the registration of the Shares for resale by the Purchaser.  As of April 7, 2009, the aggregate market value of the Ordinary Shares held by non-affiliates of the Company is $29.5 million.

3.15.          No Registration Rights.  Except as set forth in the Amended and Restated Investor Rights Agreement, dated as of April 4, 2006, by and among the Company and the other shareholders party thereto, no holder of any security of the Company has any right, which has not been waived, to have any security owned by such holder included in the Registration Statements (as such term is defined in Section 7.1(a)).

3.16.          Nasdaq Compliance.  The Company has not, in the twelve months preceding the date hereof, received notice (written or oral) that the Company is not in compliance with the listing or maintenance requirements of the Nasdaq Global Market.  The Company is in compliance with all such listing and maintenance requirements.  The issuance and sale of the Shares under this Agreement does not contravene the rules and regulations of the Nasdaq Global Market, and no approval of the stockholders of the Company thereunder is required for the Company to issue and deliver the Shares to the Purchaser.

3.17.          Application of Takeover Protections.  The Company and its Board of Directors have taken all necessary action, if any, to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Articles of Association or Israeli laws that is or could become applicable to the Purchaser as a result of the issuance of the Shares by the Company to the Purchaser.

3.18.          Insurance.  The Company and each Subsidiary is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses and locations in which the Company and each Subsidiary is engaged.

3.19.          Regulatory Permits.  The Company and each Subsidiary possesses all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses as presently conducted and described in the Company SEC Reports as of the date hereof (“Material Permits”), except where the failure to possess such permits would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any Subsidiary has received any written notice of proceedings relating to the revocation or modification of any Material Permit.

3.20.          Internal Accounting Controls.  The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007 (such date, the “Evaluation Date”).  The Company presented in its Annual Report on Form 20-F for the year ended December 31, 2007 the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

3.21.          Environmental Laws.  The Company and each Subsidiary (a) is in compliance with any and all Environmental Laws (as hereinafter defined); (b) has received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (c) is in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (a), (b) and (c), the failure to so comply would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  The term “Environmental Laws” means all applicable laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

4.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Company to enter into this Agreement, the Purchaser hereby makes the following representations and warranties as of the date hereof and as of the Closing Date:

4.1.          Organization.  The Purchaser (a) is a corporation duly organized, validly existing and in good standing under the Laws of the state or jurisdiction in which it is incorporated or organized and (b) has full power and authority and the legal right to own or license and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement.  The Purchaser is duly qualified and in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary and where the failure to be so qualified and in good standing as a foreign corporation authorized to do business would reasonably be expected to have a Purchaser Material Adverse Effect.

4.2.          Authorization.  The Purchaser has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The Purchaser has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.  This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and except as indemnification and contribution provisions may be limited by applicable law.

4.3.          Consents and Approvals; No Violation.

4.3.1           Neither the execution and delivery of this Agreement by the Purchaser nor the consummation of the transactions contemplated hereby will: (a) violate or conflict with or result in any breach of any provision of the articles of incorporation or bylaws or similar governing documents of the Purchaser; (b) assuming all consents, approvals, authorizations and permits contemplated by clause (a) of Section 4.3.2 below have been obtained, and all filings and notifications described in such clause have been made, conflict with or violate any Laws; (c) violate or conflict with, or result in a breach of any provision of, or require any consent, waiver or approval that has not been obtained by the Purchaser or result in a default or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under, any of the terms, conditions or provisions of any note, bond, mortgage, lease, license, agreement, contract, indenture or other instrument or obligation to which the Purchaser is a party or by which the Purchaser or any of its properties or assets may be bound; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Purchaser or by which any of its respective properties or assets are bound, except in the case of clauses (b) and (c), which would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.3.2           The execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby by the Purchaser do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (a) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder and (b) any such consent, approval, authorization, permit, filing or notification the failure of which to make or obtain would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.4.          No Brokers.  None of the Purchaser or any of its officers, directors, employees or Affiliates, has employed or made, or will enter into or make, any agreement, contract, arrangement or understanding with any broker, finder or similar agent or any Person that will result in any liability of the Company or any of its Affiliates, for any finder’s fee, brokerage fee or commission or similar payment in connection with the transactions contemplated hereby nor is there any claim by any Person, or to the knowledge of the Purchaser, any basis for a claim by any Person for any such finder’s fee, brokerage fee or commission or similar payment.

4.5.          Investment Purpose.  The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

4.6.          Sophistication and Financial Condition of the Purchaser.  The Purchaser (a) is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act; (b) is a sophisticated investor; and (c) by virtue of its business or financial experience, is capable of evaluating the merits and risks of the investment in the Shares.  The Purchaser has been provided an opportunity to ask questions of and receive answers from representatives of the Company concerning the terms and conditions of this Agreement and the purchase of the Shares contemplated hereby.  The Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

4.7.          Financing.  The Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Aggregate Purchase Price hereunder.

4.8.          Ownership.  Prior to the Closing, neither the Purchaser nor any of its Subsidiaries has Beneficial Ownership of any Ordinary Shares of the Company.

5.	ADDITIONAL AGREEMENTS OF THE PURCHASER AND THE COMPANY

5.1.          Information and Inspection Rights.  So long as the Purchaser or its Affiliates holds at least 50% of the Shares issued at the Closing (as adjusted for any stock splits, stock dividends, stock combinations, and similar events occurring after the date hereof), upon the Purchaser’s request, the Company shall (a) promptly provide to the Purchaser monthly financial statements, (b) at the Purchaser’s expense, provide the Purchaser the right to visit and inspect the Company’s properties, to examine its books of account and other records (and make copies and take extracts therefrom), and (c) provide the Purchaser with the right to discuss the Company’s affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Purchaser and subject to the execution of a confidentiality agreement in the form and substance reasonably acceptable to the Company and its counsel.

5.2.          Pre-Emptive Rights.  So long as the Purchaser or its Affiliates holds at least 50% of the Shares issued at the Closing (as adjusted for any stock splits, stock dividends, stock combinations, and similar events occurring after the date hereof), Purchaser shall have the right to participate in any offer, sale grant or disposition by the Company of any Ordinary Shares or other share capital or securities of any type whatsoever that are or may become converted into share capital (any such offer, sale, grant or disposition being referred to as a “Subsequent Placement”) up to Purchaser’s Pro Rata Portion on the same terms, conditions and price provided for in the Subsequent Placement.

5.2.1           The Company shall deliver, at least ten (10) Trading Days prior to the closing of a Subsequent Placement, to the Purchaser, a written notice (the “Pre-Notice”) of any proposed Subsequent Placement (the “Offer”) describing the securities being offered (the “Offered Securities”), which Pre-Notice shall inquire whether the Purchaser desires to review the details of the Offer.  Upon the Purchaser’s request for the details of such Offer provided by the Purchaser to the Company within three (3) Trading Days of its receipt of the applicable Pre-Notice, the Company will promptly, but in no event later than one (1) Trading Day after such request, deliver a subsequent notice (such additional notice, a “Subsequent Financing Notice”) to the Purchaser, which Subsequent Financing Notice shall (a) identify and describe the Offered Securities; (b) describe in reasonable detail, if known, the price (or anticipated price range) and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities proposed to be issued, sold or exchanged; and (c) offer to issue and sell to the Purchaser a portion of such Offered Securities equal to the Purchaser’s Pro Rata Portion.  Purchaser acknowledges that the Subsequent Financing Notice may not contain the price or other terms upon which the Offered Securities will ultimately be issued; provided that the Company shall deliver to the Purchaser written notice of the price and other definitive terms of the Offered Securities contemporaneously with all other purchasers of the Offered Securities (the “Final Financing Notice”).

5.2.2           To accept an Offer, in whole or in part, the Purchaser must deliver a written notice to the Company setting forth the portion of the Purchaser’s Pro Rata Portion of such Offered Securities that the Purchaser elects to purchase by the date and time that is the later of (a) 5:30 p.m. Eastern Time on the fifth (5th) Trading Day after it receives the Subsequent Financing Notice or (b) twenty-four (24) hours after it receives the Final Financing Notice.

5.2.3           The restrictions contained in this Section 5.2 shall not apply to: (a) shares of restricted stock, stock options or other stock awards granted to officers, directors, employees, advisors or consultants pursuant to Approved Stock Plans; (b) shares of capital stock issued by the Company upon the exercise or conversion of options or other stock awards outstanding immediately prior to the Closing or issued after the closing in accordance with clause (a) of this Section 5.2.3; (c) shares of capital stock issued by the Company upon the exercise or conversion of warrants to purchase capital stock of the Company or other convertible securities (i) outstanding immediately prior to the Closing or (ii) issued after the Closing pursuant to an exemption from this Section 5.2 or otherwise in compliance with this Section 5.2; or (d) securities of the Company issued after the Closing pursuant to business (including licensing and distribution arrangements), product or technology acquisitions or bank or equipment financings.

5.2.4           Notwithstanding anything to the contrary set forth in this Section 5.2, this Section 5.2 shall not prohibit the Company from consummating a Subsequent Placement if the Company has been advised, by an investment bank, underwriter, placement agent or other financial advisor that compliance with the terms of Section 5.2.1 or Section 5.2.2 could reasonably be expected to jeopardize the ability of the Company to consummate such Subsequent Placement; provided, however, that, subject to the rules and regulations of the SEC and the Nasdaq Stock Market LLC, immediately following the consummation of such Subsequent Placement, Purchaser shall have the right to purchase up to Purchaser’s Pro Rata Portion of the Offered Securities in such Subsequent Placement on the same terms, conditions and price provided for in the Subsequent Placement under the same conditions and within the timeframe set forth in Sections 5.2.1 and 5.2.2; provided further, however, that, the Company shall use its reasonable best efforts to structure any such Subsequent Placement such that compliance with the terms of this Section 5.2 will not conflict with or violate any rules and regulations of the SEC or the Nasdaq Stock Market LLC.

5.3.          Board Observer Rights.  So long as the Purchaser or its Affiliates holds at least 50% of the Shares issued at the Closing (appropriately adjusted for stock splits, stock dividends, stock combinations, and similar events occurring after the date hereof), the Company will permit a representative of the Purchaser (the “Observer”) to attend all meetings of the Company’s Board of Directors, whether in person, via telephone, or otherwise, in a non-voting, observer capacity and shall provide to the Observer, concurrently with the members of the Board and in the same manner, notice of such meeting and a copy of all materials provided to such members.  A majority of the members of the Board of Directors of the Company shall be entitled to recuse the Observer from portions of any meeting of the Board of Directors and the Chairman of the Board shall be entitled to redact portions of any materials delivered to the Observer where and to the extent that such majority or the Chairman determines, in good faith that (a) such recusal is reasonably necessary, in the opinion of counsel to the Company, to preserve attorney-client privilege with respect to any matter, or (b) there exists, with respect to any deliberation or Board materials, a conflict of interest between the Purchaser and the Company; provided that any redactions approved the Chairman must be ratified and confirmed by a majority of the members of the Board of Directors of the Company not later than the date of the meeting at which such materials are presented.  In the event the majority of the members of the Board of Directors of the Company do not so ratify and confirm the redactions, the redacted material shall be immediately provided to the Observer.  The Observer shall be bound by confidentiality obligations with respect to the Company and its business to the same extent as are the directors of the Company, and the Purchaser shall be required to enter into a confidentiality agreement in substantially the form attached hereto as Annex 5.3 covering all persons who may from time to time serve as an Observer under this Section 5.3.

5.4.          Reasonable Best Efforts; Consents and Governmental Approvals.  Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement (including, without limitation, satisfying the closing conditions in Section 6 hereto).  Without limiting the foregoing, each of the Company and the Purchaser agrees to use its reasonable best efforts to: (a) obtain, and cause (with respect to the Company) the Company’s and (with respect to the Purchaser) the Purchaser’s respective directors, officers, employees, Affiliates or other related Persons as may be so required to obtain, all material consents, approvals and authorizations that are required to be obtained under any Federal, state, local or foreign Law as promptly as practicable after the date hereof; (b) prevent the entry, enactment or promulgation of any threatened or pending injunction or order that could materially adversely affect the ability of the parties hereto to consummate the transactions under this Agreement; (c) lift or rescind any injunction or order that could materially and adversely affect the ability of the parties hereto to consummate the transactions under this Agreement; (d) in the event that any action, suit, proceeding or investigation relating hereto or to the transactions contemplated hereby is commenced, whether before or after the date of this Agreement, cooperate to defend vigorously against it and respond thereto; and (e) effect all necessary registrations and filings and submissions of information requested by any Governmental Entity.

5.5.          Conduct of Business of the Company.  Except as expressly required by this Agreement, during the period from the date of this Agreement to the Closing the Company will not take or omit to be taken any action, or permit its Subsidiaries to take or to omit to take any action, that would result in a Material Adverse Effect.

5.6.          Market Listing.  The Company shall use its best efforts to effect the listing of the Shares on the Nasdaq Global Market.

5.7.          Schedule 13G Filing.  Purchaser shall file a Schedule 13G with the SEC within 10 days of the Closing Date.

5.8.          Notification of Certain Matters.  From the date hereof and until the Closing, the Company shall give prompt written notice to the Purchaser of: (a) the occurrence, or failure to occur, of any event, which occurrence or failure would reasonably be expected to cause any representation or warranty contained in this Agreement or in any exhibit, schedule, certificate, document or written instrument attached hereto and made by the Company or its Subsidiaries to be untrue or inaccurate in any material respect; (b) any default, the written threat or commencement of any Action, or any development that occurs before the Closing, of which the Company has knowledge, that would reasonably be expected to result in a Material Adverse Effect; (c) any failure of the Company, any of its Subsidiaries or any of their respective Affiliates, officers or directors to comply with, perform or satisfy, in any material respect, any covenant, condition or agreement to be complied with, performed by or satisfied by it under this Agreement or any exhibit, schedule, certificate, document or written instrument attached hereto; (d) any written notice or other communication received by the Company from any person alleging that the consent of such person is or may be required in connection with the execution, delivery or performance of this Agreement, or the transactions contemplated herein; and (e) any written notice or other communication received by the Company from any Governmental Entity in connection with this Agreement or the transactions contemplated herein; provided that such disclosure shall not be deemed to cure, or to relieve the Company and its Subsidiaries of any liability or obligation with respect to, any breach of or failure to satisfy any representation, warranty, covenant or agreement or to satisfy any condition hereunder.

5.9.          Press Releases. Promptly following the Closing, the Company shall be permitted to (i) issue a press release disclosing the material terms of the transactions contemplated hereby and by the License Agreement and (ii) file a Form 6-K with the SEC disclosing the material terms of the transactions contemplated hereby and including this Agreement as an exhibit thereto.  Except as required by Law or court order or as otherwise permitted under this Agreement, all other publicity, press releases and public announcements, in each case relating to this Agreement and/or the transactions contemplated hereby shall be reviewed in advance by, and shall be subject to the written approval (such approval not to be unreasonably conditioned, withheld or delayed) of both the Company and the Purchaser; provided that such publicity, press releases and other public announcements shall not disclose any confidential information of the other party hereunder.  Each party shall provide the other party an opportunity to review and comment on the language of such attribution prior to first use thereof in a press release or other public disclosure.  Either party may disclose the existence of this Agreement and the terms and conditions hereof, without the prior written consent of the other party, as may be required by applicable Law (including, without limitation, disclosure requirements of the SEC, the New York Stock Exchange, or any other stock exchange or the Nasdaq Global Market), in which case the party seeking to disclose the information shall give the other party reasonable advance notice and review of any such disclosure and shall seek confidential treatment of such information as requested by the other party to the extent possible under applicable Law.

5.10.          Tax Matters.  As soon as practicable after the end of each taxable year (but in no event later than sixty (60) days following the end of each taxable year), the Company shall determine the status of the Company as a passive foreign investment company (“PFIC”) or controlled foreign corporation (“CFC”), in each case, as such term is defined for United States federal income tax purposes, and notify the Purchaser of its determination.    If it is determined that the Company or any direct or indirect Subsidiary has been, is, or is likely to be, a PFIC or a CFC, the Company shall provide the Purchaser with all information reasonably available to the Company and any of its Subsidiaries to permit the Purchaser to (i) accurately prepare all tax returns and comply with any reporting requirements as a result of such determination, (ii) in the event the Company is a PFIC, make any election (including, without limitation, a “qualified electing fund” election under Section 1295 of the Code), with respect to the Company or any of its direct or indirect Subsidiaries, as may be relevant, and comply with any reporting or other requirements incident to such election, and (iii) in the event the Company is likely to be a PFIC, file a “protective statement” pursuant to Section 1295 of the Code with respect to the Company or any of its direct or indirect Subsidiaries, as may be relevant, and comply with any reporting or other requirements incident to such statement.  Without duplication to the foregoing, in the event it is determined that the Company is or is likely to be a PFIC, the Company shall provide the Purchaser with a properly completed “PFIC Annual Information Statement” as required by Treasury Regulation Section 1.1295-1(g) and otherwise comply with applicable Treasury Regulation requirements.  The Company will promptly notify the Purchaser of any assertion by the United States Internal Revenue Service that the Company or any of its subsidiaries is, or is likely to be, a PFIC.

5.11.          Legends.

5.11.1           Certificates for the Shares shall bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE OR ANY FOREIGN REGULATORY REGIMES.  THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE AND FOREIGN SECURITIES LAWS, AND PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.  THE ISSUER OF THESE SECURITIES (THE “COMPANY”) MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE OR FOREIGN SECURITIES LAWS.

5.11.2           Any holder of Shares may request the Company to remove any or all of the legends described in this Section 5.11 from the certificates evidencing such Shares by submitting to the Company such certificates as the Company reasonably requires, together with an opinion of counsel reasonably satisfactory to the Company to the effect that such legend or legends are no longer required under the Securities Act or any other applicable Laws, as the case may be.

6.	CONDITIONS TO THE CONSUMMATION OF THE TRANSACTIONS

6.1.          Conditions to Each Party’s Obligations.  The respective obligations of the parties to effect the transactions contemplated hereby shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

6.1.1           No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition shall be in effect preventing the consummation of the transactions contemplated by this Agreement.  No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the purchase or sale of the Shares or any other transaction contemplated hereby.  No Governmental Entity shall have filed any claim, action, suit, proceeding, arbitration, mediation or investigation seeking to enjoin, restrain or otherwise prohibit the transactions contemplated by this Agreement.

6.1.2           The Closing under, and as such term is defined in, the License Agreement shall have occurred.

6.2.          Conditions to Obligations of the Purchaser.  The obligations of the Purchaser to purchase the Shares and to consummate the transactions contemplated hereby are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by the Purchaser in accordance with Sections 10.2 and 10.4:

6.2.1           Representations and Warranties.  Each of the representations and warranties of the Company contained in Section 3 shall be true and correct (a) in all respects, if such representations and warranties are qualified by materiality, Material Adverse Effect or similar terms and phrases and (b) in all material respects, if such representations and warranties are not qualified by materiality, Material Adverse Effect or similar terms and phrases, in each case at and as of the date hereof and the Closing Date, as though such representations and warranties were made on the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the Closing Date, which representations and warranties shall continue on the Closing Date to have been true and correct (in all material respects, if such representations and warranties are not qualified by materiality, Material Adverse Effect or similar terms and phrases) as of such specific date or time).

6.2.2           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

6.2.3           Officer’s Certificate from the Company.  The Company shall have furnished to the Purchaser, at or prior to the Closing, a certificate dated the Closing Date signed by the Chief Executive Officer or Chief Financial Officer of the Company certifying that the conditions set forth in Sections 6.2.1 and 6.2.2 have been satisfied with respect to the Company.

6.2.4           Share Certificate.  The Company shall have delivered a  certificate representing the Shares in accordance with Section 2.3.2.

6.2.5           Market Listing.  On or prior to the Closing Date, the Shares shall have been approved for listing on the Nasdaq Global Market in accordance with Section 5.6.

6.3.          Conditions to Obligations of the Company.  The obligations of the Company to sell the Shares and to consummate the transactions contemplated hereby are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by the Company in accordance with Sections 10.2 and 10.4:

6.3.1           Representations and Warranties.  Each of the representations and warranties of the Purchaser contained in Section 4 shall be true and correct (a) in all respects, if such representations and warranties are qualified by materiality, Purchaser Material Adverse Effect or similar terms and phrases and (b) in all material respects, if such representations and warranties are not qualified by materiality, Purchaser Material Adverse Effect or similar terms and phrases, in each case at and as of the date hereof and the Closing Date, as though such representations and warranties were made on the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time other than the Closing Date, which representations and warranties shall continue on the Closing Date to have been true and correct as of such specific date or time).

6.3.2           Performance of Obligations of the Purchaser.  The Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, including payment of the consideration for the Shares in accordance with Section 2.3.3.

6.3.3           Officer’s Certificate from the Purchaser.  The Purchaser shall have furnished to the Company, at or prior to the Closing, a certificate dated the Closing Date signed by an authorized officer of the Purchaser certifying that the conditions set forth in Sections 6.3.1 and 6.3.2 have been satisfied with respect to the Purchaser.

7.	REGISTRATION PROCEDURES AND EXPENSES.

7.1.          Registration of Shares.  Except during a Suspension (as defined below), the Company will use commercially reasonable efforts to, subject to receipt of necessary information from the Purchaser:

(a)           prepare and file with the SEC a registration statement on Form F-3 or other applicable form available to the Company (the “Initial Registration Statement”) no later than 45 days following the Closing covering the resale of the Shares, together with any share capital issued or issuable by the Company, from time to time, upon any reclassification, share combination, share subdivision, stock split, share dividend or similar transaction or event or otherwise as a distribution on, in exchange for or with respect to any of the foregoing, in each case held at the relevant time by the Purchaser (the “Registrable Securities”);  provided, however, that in the event that written guidance, rules of general applicability of the SEC staff, or comments, requirements or requests of the SEC staff to the Company in connection with the review of any registration statement (the “SEC Guidance”) does not permit the Initial Registration Statement to include all Registrable Securities of the Purchaser, then the Company will use reasonable best efforts to file such additional Registration Statements (the “Subsequent Registration Statements,” together with the Initial Registration Statement, the “Registration Statements”) at the earliest practicable date on which the Company is permitted by SEC Guidance to file such additional Registration Statements related to the Registrable Securities (the “Subsequent Filing Dates”); provided that the Company shall use reasonable best efforts to advocate with the SEC for the registration of all or the maximum number of the Registrable Securities permitted by SEC Guidance;

(b)           cause (i) the Initial Registration Statement to become effective under the Securities Act as soon as practicable after the Initial Registration Statement is filed by the Company, but in any event no later than 4:00 p.m. Eastern Time on the 90th day after the Closing Date, or if the Initial Registration Statement is reviewed by the SEC, on the 180th day after the Closing Date, and (ii) any Subsequent Registration Statements, as amended, which may be required to be filed hereunder pursuant to Section 7.1(a) to become effective under the Securities Act as soon as practicable but in any event no later than 4:00 p.m. Eastern Time on the 60th day after such Subsequent Filing Date, or if such Subsequent Registration Statement is reviewed by the SEC, on the 120th day after such Subsequent Filing Date (each, its “Required Effective Date”);

(c)           cause any prospectus used in connection with any Registration Statement (a “Prospectus”) to be filed with the SEC pursuant to Rule 424(b) under the Securities Act as soon as practicable but in any event no later than 9:00 a.m. Eastern Time the next day that is not a weekend or holiday and the Nasdaq Global Market is not closed (“Trading Day”) following the date such Registration Statement is declared effective by the SEC;

(d)           promptly prepare and file with the SEC such amendments and supplements to the Registration Statements and any Prospectus used in connection therewith (i) as may be necessary to keep such Registration Statements continuously effective until the earlier of (A) the second anniversary of the Closing Date, (B) such time as all Registrable Securities have been sold pursuant to such Registration Statements or (C) the date on which all of the Shares may be resold by the Purchaser without registration pursuant to Rule 144 without volume restrictions and (ii) as may be reasonably requested by the Purchaser in order to incorporate information concerning the Purchaser or the Purchaser’s intended method of distribution;

(e)           so long as any Registration Statement is effective covering the resale of Registrable Securities owned by the Purchaser, furnish to the Purchaser with respect to the Registrable Securities registered under such Registration Statement (and to each underwriter, if any, of such Registrable Securities) such reasonable number of copies of Prospectuses and such other documents as the Purchaser may reasonably request in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by the Purchaser;

(f)           use commercially reasonable efforts to file documents required of the Company for normal Blue Sky clearance in any states specified in writing by the Purchaser; provided, however, that the Company shall not be required to qualify to do business generally in any jurisdiction in which the Company is not now so qualified;

(g)           bear all expenses in connection with the procedures in paragraphs (a) through (f) of this Section 7.1 and the registration of the Registrable Securities pursuant to the Registration Statements, other than fees and expenses, if any, of counsel or other advisers to the Purchaser or underwriting discounts, brokerage fees and commissions incurred by the Purchaser, if any, in connection with an underwritten offering of the Registrable Securities;

(h)           use commercially reasonable efforts to prevent the issuance of any stop order or other order suspending the effectiveness of the Registration Statements and, if such an order is issued, to obtain the withdrawal thereof at the earliest possible time and to notify the Purchaser of the issuance of such order and the resolution thereof;

(i)           furnish to the Purchaser, not later than two (2) Trading Days after the date that any Registration Statement becomes effective, a letter, dated such date, of outside counsel representing the Company addressed to the Purchaser, confirming the effectiveness of such Registration Statement and, to the knowledge of such counsel, the absence of any stop order;

(j)           provide to the Purchaser and its representatives, if requested, the opportunity to conduct a reasonable inquiry of the Company’s financial and other records during normal business hours and make available its officers, directors and employees for questions regarding information which the Purchaser may reasonably request in order to fulfill any due diligence obligation on its part, provided, that in the case of this clause (j), the Company shall not be required to provide, and shall not provide, the Purchaser with material, non-public information unless the Purchaser agrees to receive such information and enters into an agreement to keep such material, nonpublic information confidential and refrain from trading in any Company securities for so long as such information remains material, nonpublic information; and

(k)           not less than three (3) Trading Days prior to the filing of a Registration Statement and not less than two (2) Trading Days prior to the filing of any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference) or, in the case of comments made by the staff of the SEC and the Company’s responses thereto, within a reasonable period of time following the receipt thereof by the Company, furnish to the Purchaser copies of all such documents proposed to be filed or copies of such correspondence from and to the SEC relating to such Registration Statement or Prospectus, as the case may be, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of the Purchaser.  The Company shall reflect in each such document when so filed with the SEC such comments relating to the Purchaser and its plan of distribution of Registrable Securities as the Purchaser may reasonably propose; provided, however, that such comments from the Purchaser must be received by the Company no later than one Trading Day prior to the filing of such document with the SEC.  Notwithstanding any other provision of this Agreement, the Company will have no obligation to deliver or make available to the Purchaser any Registration Statement or Prospectus containing any material, nonpublic information unless the Purchaser specifically consents in advance in writing to receive such material, nonpublic information and the Purchaser has executed an agreement to keep such material, nonpublic information confidential and refrain from trading in any Company securities for so long as such information remains material, nonpublic information.

7.2.          Suspension of Registration.  The Company shall be permitted after the Initial Registration Statement’s Required Effective Date, to suspend for one or more periods (each such period, a “Suspension”) the actions required under Sections 7.1(a) through (f) and the use of a Prospectus forming a part of a Registration Statement to the extent that the Board of Directors of the Company concludes in good faith and based on the advice of counsel that the disclosure of additional information in the Prospectus is necessary, whether through an amendment or supplement to such Registration Statement, the filing of an appropriate report with the SEC pursuant to the Exchange Act or otherwise.  The Company agrees to file such amendment, supplement or report or otherwise disclose such additional information as soon as practicable following such notice of such Suspension.  Notwithstanding the foregoing, the Company agrees that no Suspension or Suspensions shall be for a period longer than 30 days and no Suspension or Suspensions shall be for an aggregate in any 365-day period of longer than 60 days.

7.3.          Rule 144 Eligibility.  With a view to making available to the Purchaser the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Purchaser to sell Registrable Securities to the public without registration, the Company covenants and agrees to: (a) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (i) the second anniversary of the Closing Date, (ii) six (6) months after such date as the Purchaser’s Registrable Securities may be resold pursuant to Rule 144(b) or any other rule of similar effect without volume restrictions or (iii) such date as the Purchaser’s Registrable Securities shall have been resold; (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act; and (c) furnish to the Purchaser upon request, as long as the Purchaser owns any Registrable Securities, (i) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act, (ii) a copy of the Company’s most recent Annual Report on Form 20-F, except to the extent that such document is available from the SEC on its IDEA website and (iii) such other information as may be reasonably requested in order to avail the Purchaser of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

7.4.          Delay in Effectiveness of Registration Statement.  If a Registration Statement is not declared effective by the SEC on or prior to its Required Effective Date (irrespective of whether the Company has exercised commercially reasonable efforts under Section 7.1), then, in addition to any other rights available to the Purchaser, on each such Required Effective Date and on each monthly anniversary of each such Required Effective Date (if the Registration Statement shall not have been declared effective by the SEC by such date) until the Registration Statement has been declared effective by the SEC, the Company shall pay to the Purchaser, as liquidated damages and not as a penalty, a cash payment equal to 1.0% of the aggregate purchase price paid by the Purchaser to the Company with respect to the Shares then held by the Purchaser that are Registrable Securities.  The liquidated damages pursuant to the terms hereof shall apply on a pro rata basis for any portion of a month prior to the Registration Statement being declared effective by the SEC; provided that the maximum aggregate liquidated damages payable to the Purchaser under this Section 7.4 shall not exceed 8.0% of the aggregate purchase price of the Shares purchased by the Purchaser pursuant to this Agreement in any calendar year.  The parties agree that such liquidated damages shall be the exclusive damages under this Agreement with respect to the Registration Statement not being declared effective by the SEC on or prior to its Required Effective Date.  Notwithstanding the foregoing or anything to the contrary contained herein, no liquidated or other damages shall be due in respect of the failure to have any Registration Statement declared effective on the Required Effective Date in the event that such failure results from (i) SEC Guidance that disapproves the use of such Registration Statement to register Registrable Securities, (ii) events or circumstances that are not in any way attributable to the Company or (iii) a breach by the Purchaser of its obligations under this Agreement, including, without limitation, Section 7.6.

7.5.          Restrictions on Transferability.

7.5.1           The Purchaser agrees that it will not effect any disposition of the Shares that would constitute a sale within the meaning of the Securities Act or pursuant to any applicable state securities or Blue Sky laws of any state, except (a) as contemplated in the Registration Statement referred to in Section 7.1 above; (b) pursuant to the requirements of Rule 144 (in which case the Purchaser will provide the Company with reasonable evidence of the Purchaser’s compliance therewith); or (c) pursuant to a written opinion of legal counsel reasonably satisfactory to the Company and addressed to the Company to the effect that registration under Section 5 of the Securities Act is not required in connection with the proposed transfer; whereupon the holder of such securities shall be entitled to transfer such securities.  Each certificate evidencing the securities transferred as above provided shall bear the appropriate restrictive legends as may be required by Section 5.9.

7.5.2           The Purchaser hereby covenants that the Purchaser will not sell any Shares pursuant to any Prospectus during a Suspension.

7.6.          Furnish Information.  It shall be a condition to the Company’s obligations to take any action under this Agreement with respect to the registration of the Purchaser’s Registrable Securities that the Purchaser shall promptly furnish to the Company, upon request, such reasonable and customary information regarding itself, the Purchaser’s Registrable Securities, and the intended method of disposition of such Registrable Securities.  In connection therewith, the Purchaser shall be required to represent to the Company that all such information which is given is both complete and accurate in all material respects when made.

8.	INDEMNIFICATION

8.1. Registration of Shares.  For purposes of this Section 8 only:

(a)           the term “Purchaser” shall include the Purchaser and any affiliate (as such term is defined pursuant to Rule 12b-2 promulgated under the Exchange Act) of the Purchaser;

(b)           the term “Prospectus” shall mean the prospectus and any amendment or supplement thereto in the form first filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act or, if no Rule 424(b) filing is required, filed as part of the Registration Statement at the time of effectiveness, as supplemented or amended from time to time; and

(c)           the term “Registration Statement” shall include any final prospectus, exhibit, supplement or amendment included in or relating to a Registration Statement.

8.2.          Indemnification by the Company.  The Company agrees to indemnify and hold harmless the Purchaser against any losses, claims, damages, liabilities or expenses, joint or several, to which the Purchaser may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in a Registration Statement or Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or arise out of or are based in whole or in part on any inaccuracy in the representations and warranties of the Company contained in this Agreement, or any failure of the Company to perform its obligations hereunder, and will reimburse the Purchaser for any legal and other expenses reasonably incurred as such expenses are reasonably incurred by the Purchaser in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon (a) an untrue statement or alleged untrue statement or omission or alleged omission made in a Registration Statement or Prospectus in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Purchaser expressly for use therein; (b) the failure of the Purchaser to comply with the covenants and agreements contained in Section 7.5 above respecting sale of the Shares; or (c) the inaccuracy of any representations made by the Purchaser herein.

8.3.          Indemnification by the Purchaser.  The Purchaser shall indemnify and hold harmless the Company, each of its directors, each of its officers who signed a Registration Statement and each person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages, liabilities or expenses to which the Company, each of its directors, each of its officers who signed a Registration Statement or controlling person may become subject, under the Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Purchaser) insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof as contemplated below) arise out of or are based upon (a) any failure by the Purchaser to comply with the covenants and agreements contained in Section 7.5 above respecting the sale of the Shares unless such failure by the Purchaser is directly caused by the Company’s failure to provide written notice of a Suspension to the Purchaser; (b) the inaccuracy of any representation made by the Purchaser herein; or (c) any untrue statement or alleged untrue statement of any material fact contained in a Registration Statement or the Prospectus, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in a Registration Statement or Prospectus in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Purchaser expressly for use therein, and will reimburse the Company, each of its directors, each of its officers who signed a Registration Statement or controlling persons for any legal and other expense reasonably incurred, as such expenses are reasonably incurred by the Company, each of its directors, each of its officers who signed a Registration Statement or controlling persons in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action.

8.4.          Indemnification Procedures.  Promptly after receipt by an indemnified party under this Section 8 of notice of the threat or commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 8, promptly notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party hereunder or otherwise to the extent it is not prejudiced as a result of such failure.  In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with all other indemnifying parties similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be a conflict between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties.  Upon receipt of notice from the indemnifying party to such indemnified party of its election to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 8 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (a) the indemnified party shall have employed such counsel in connection with the assumption of legal defenses in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel, reasonably satisfactory to the indemnifying party, representing the indemnified parties who are parties to such action) or (b) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the indemnifying party.  No indemnifying party, in the defense of any claim covered by this Section 8, shall, except with the prior written consent of the indemnified party, which consent shall not be unreasonably conditioned, withheld or delayed, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim.  An indemnified party shall not consent to entry of any judgment or enter into any settlement without the prior written consent of the indemnifying party.

9.	TERMINATION

9.1.          Termination.  This Agreement shall automatically terminate, and the purchase and sale of the Shares shall be abandoned, without any further action of the parties if the Closing under, and as such term is defined in, the License Agreement shall not have occurred on or before April 30, 2009.  This Agreement also may be terminated, and the purchase and sale of the Shares abandoned, at any time prior to the Closing:

9.1.1           by mutual written consent of the Purchaser and the Company at any time;

9.1.2           by the Purchaser or the Company if the Closing shall not have occurred on or before May 7, 2009, except that neither the Purchaser, on the one hand, nor the Company, on the other hand, may terminate this Agreement if the failure of the Closing to occur is due to the failure of such party to perform in all material respects each of its obligations required to be performed at or prior to the Closing;

9.1.3           by the Purchaser or the Company, if an event or events shall occur which render compliance with one or more of the conditions set forth in Section 6.1 impossible except that neither the Purchaser, on the one hand, nor the Company, on the other hand, may terminate this Agreement if the failure of the Closing to occur is due to the failure of such party to perform in all material respects each of its obligations required to be performed at or prior to the Closing;

9.1.4           by the Purchaser, if an event or events shall occur which render compliance with one or more of the conditions set forth in Section 6.2 impossible and such condition (or conditions) is not waived by the Purchaser; provided that the Purchaser is not in breach in any material respect of its representations, warranties, covenants or agreements contained in this Agreement; or

9.1.5           by the Company, if an event or events shall occur which render compliance with one or more of the conditions set forth in Section 6.3 impossible, and such condition (or conditions) is not waived by the Company; provided that the Company is not in breach in any material respect of its or his representations, warranties, covenants or agreements contained in this Agreement.

9.2.          Notice of Termination.  Except pursuant to the first sentence of Section 9.1, the party desiring to terminate this Agreement pursuant to the remainder of Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.2, specifying the provision hereof pursuant to which such termination is effected.

9.3.          Effect of Termination.  Upon the termination of this Agreement pursuant to Section 9.1, all obligations of the parties hereto under this Agreement shall terminate, except for the obligations under this Section 9.3, Section 8 and Section 10, and there shall be no liability of any party hereto to any other party and each party hereto shall bear its own fees, costs and expenses incurred by it or on its behalf in connection with the negotiation, preparation, execution and performance of this Agreement and no party shall have any further obligation to any other party; provided, however, that termination of this Agreement by the Purchaser or the Company pursuant to Sections 9.1.3, 9.1.4 or 9.1.5, by reason of any breach of this Agreement shall not relieve the defaulting or breaching party (the “Breaching Party”), whether or not it is the terminating party, of liability for direct damages actually incurred by the other party, not including consequential, incidental and/or special damages, as a result of any breach of this Agreement by the Breaching Party.

10.	MISCELLANEOUS

10.1.          Assignment.  None of this Agreement or any of the rights or obligations hereunder may be assigned by the Company without the prior written consent of the Purchaser, or by the Purchaser without the prior written consent of the Company.  Without limiting the generality of the foregoing, the Company agrees to the assignment by the Purchaser of its rights pursuant to this Agreement to any Affiliate or Subsidiary thereof, any partnership controlled thereby, any successor in interest thereto and the Company agrees to execute any and all appropriate agreements or instruments that the Purchaser may reasonably request in order to effect or evidence such assignment or consent; provided, however, that such assignment or consent shall not relieve the Purchaser of its obligations under this Agreement.  Notwithstanding the foregoing, after the Closing Date, the Company may assign this Agreement to any successor corporation resulting from any merger, consolidation, share exchange or other similar transaction.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, and no other person shall have any right, benefit or obligation hereunder.

 10.2.          Notices.  Every notice, election, demand, consent, request, approval, report, offer, acceptance, certificate, or other communication required or permitted under this Agreement or by applicable Law shall be in writing and shall be deemed to have been delivered and received (a) when personally delivered, (b) on the seventh (7th) Business Day after which sent by registered or certified mail, postage prepaid, return receipt requested, (c) on the date on which transmitted by facsimile or other electronic means generating a receipt evidencing a successful transmission, or (d) on the third (3rd) Business Day after the business day on which deposited with a regulated public carrier (e.g., Federal Express) for overnight delivery (receipt verified), freight prepaid, addressed to the party for whom intended at the mailing address or facsimile number set forth below, or such other mailing address or facsimile number, notice of which is given in a manner permitted by this Section 10.2.  In each case notice shall be sent to:

if to Purchaser, to:

Prometheus Laboratories Inc.
9410 Carroll Park Drive
San Diego, CA 92121
Attn: President
Facsimile: (858) 410-1945

with a copy to (which shall not constitute notice to Purchaser):

Prometheus Laboratories Inc.
9410 Carroll Park Drive
San Diego, CA 92121
Attn: Legal Department
Facsimile: (858) 332-3393

with a copy to (which shall not constitute notice to Purchaser):

Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130
Fax: (858) 523-5450
Telephone: (858) 523-5400
Attention: Cheston J. Larson, Esq.

if to the Company, to:

Rosetta Genomics Ltd.
10 Plaut St.
Rehovot
Israel, 76706
Facsimile: +972.73.222.0701
Attention: General Counsel

with a copy to (which shall not constitute notice to the Company):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
Fax: (617) 542-2241
Telephone: (617) 348-3093
Attention: Brian P. Keane, Esq.

with a further copy to (which shall not constitute notice to the Company):

Yigal Arnon & Co.
22 Rivlin Street
Jerusalem 94263 Israel
Fax: 972-2-623-9236
Telephone: 972-2-623-9220
Attention: Barry Levenfeld, Adv.

or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

10.3.          Governing Law.  This Agreement shall be governed by the laws of the State of New York, excluding that body of law known as conflicts of law.

10.4.          Effectiveness: Entire Agreement; Amendments and Waivers.  This Agreement shall become effective on the parties hereto when all parties hereto have executed and delivered this Agreement.  This Agreement and the Confidentiality Agreement, together with all exhibits and schedules hereto and thereto, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.  In no event shall this Agreement be deemed to constitute a waiver of, or otherwise modify, amend or terminate, any rights granted to the Company pursuant to the Confidentiality Agreement, except as expressly set forth herein.  No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by all of the parties hereto indicating their intention to amend this Agreement.  Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of any right, power or privilege under this Agreement, and no waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in such waiver in writing.  In addition, no notice to or demand on one party will be deemed a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

10.5.          Multiple Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.6.          Severability.  In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument so long as the economic or legal substances of the transactions contemplated hereby are not affected in any manner materially adverse to any party; provided, however, that in no event shall the Purchaser be required to acquire less than all of the Shares.

10.7.          Titles; Currency.  The titles, captions or headings of Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.  Unless otherwise specified, all references contained in this Agreement to dollars or “$” will mean United States Dollars.

10.8.          Fees and Expenses.

10.8.1          The Company.  The Company shall pay all of the fees, costs and expenses incurred by the Company and its Subsidiaries incident to or in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, legal, investment banking and accounting expenses, payments made in connection with obtaining consents, waivers, agreements and Permits, any stock transfer, real property transfer, documentary transfer or other similar taxes and sales, use or other taxes imposed by reason of the sale of the Ordinary Shares and any deficiency, interest or penalty asserted with respect thereto.

10.8.2          The Purchaser.  Except as set forth in Section 7, the Purchaser shall pay all of the fees, costs and expenses incurred by it incident to or in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, legal, investment banking and accounting expenses.

10.9.          Representation of Counsel; Mutual Negotiation.  Each party has been represented by counsel of its choice in negotiating this Agreement.  This Agreement shall therefore be deemed to have been negotiated and prepared at the joint request, direction and construction of the parties, at arm’s length, with the advice and participation of counsel, and will be interpreted in accordance with its terms without favor to any party.

10.10.        No Third Party Beneficiaries.  Except as set forth in Section 8, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including, without limitation, by way of subrogation.

10.11.        Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed by their respective authorized officers as of the date first above written.

PROMETHEUS LABORATORIES INC.

By	/s/ Joseph M. Limber
Name: Joseph M. Limber
Title: President and Chief Executive Officer

ROSETTA GENOMICS LTD.

By	/s/ Y. Chelouche
Name: Y. Chelouche
Title: Chairman

[Signature Page to Stock Purchase Agreement]

Annex 5.3

FORM OF ROSETTA GENOMICS LTD.
BOARD OBSERVER
CONFIDENTIALITY AGREEMENT

This Board Observer Confidentiality Agreement dated as of __________, 2009 (this “Agreement”) is made by and between Rosetta Genomics Ltd., a corporation organized under the laws of Israel (the “Company”), and Prometheus Laboratories Inc., a California corporation, on behalf of itself and its affiliates (“Prometheus”).

WHEREAS, Prometheus has the right to appoint an observer (the “Observer”) to the Company’s Board of Directors (the “Observer Rights”) pursuant to Section 5.3 of that certain Stock Purchase Agreement dated April 10, 2009 by and between the Company and Prometheus (the “Stock Purchase Agreement”); and

WHEREAS, pursuant to Section 5.3 of the Stock Purchase Agreement, Prometheus has agreed to execute a confidentiality agreement and to cause the observer to be bound by confidentiality obligations with respect to the Company and its business to same extent as are directors of the Company.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Confidential Information.   This Agreement shall apply to all confidential and proprietary information disclosed by or on behalf of the Company to the Observer, orally or in writing, with respect to the Company’s businesses, operations, financial condition and proprietary technologies by reason of Observer’s appointment as an observer to the Board of Directors of the Company (“Confidential Information”); provided, however, that for purposes of this Agreement Confidential Information shall not be deemed to include information which (i) is in the public domain at the time of disclosure or becomes in the public domain through no wrongful act on the part of the Observer, but only after it becomes so publicly known; (ii) is in Observer’s or Prometheus’ possession prior to receipt from the Company as evidenced by written records that were prepared prior to the receipt of the applicable information from the Company; (iii) becomes known to the Observer or Prometheus through disclosure by sources not under an obligation of confidentiality to the Company to maintain such information in confidence; or (iv) is independently developed by employees or agents of Prometheus who did not access the Confidential Information.

2.           Non-Disclosure.  Prometheus, at any time during or after the Observer’s tenure as an observer to the Board of Directors of the Company, shall cause the Observer to hold in confidence and not disclose any Confidential Information to any other person, except (i) as expressly permitted under this Agreement, (ii) with the prior written permission of the Company, or (iii) as required by applicable law or legal process, in which instance Prometheus shall use commercially reasonable efforts to provide the Company with prior written notice of any such disclosure so that the Company can seek an appropriate protective order.  Prometheus shall be permitted to disclose such Confidential Information to directors, officers, employees and consultants of Prometheus who have a need to receive such Confidential Information in order to evaluate Prometheus’ investment in the Company, are apprised of the confidential nature of the Confidential Information and are, or have agreed in writing to be, bound by the provisions of this Agreement or a similar agreement that is no less restrictive than this Agreement.  Prometheus shall, and shall cause its Observer to, use Confidential Information only for the purpose for which it was disclosed and shall not use or exploit such Confidential Information for Prometheus’ own benefit or for the benefit of another without the prior written consent of the Company.

3.           Return or Destroy.  Upon termination of the Observer Rights under the Stock Purchase Agreement, Prometheus shall return to the Company or destroy, at the Company’s request and at the Company’s expense, within ten business days from such request, all Confidential Information and all copies thereof if in written or other tangible form.

4.           No License.  Prometheus recognizes and agrees that nothing contained in this Agreement shall be construed as granting any rights, by license or otherwise, to any Confidential Information disclosed pursuant to this Agreement.

5.           Waiver and Breach.  The waiver or breach of any term or condition of this Agreement will not be deemed to constitute the waiver or breach of the same or any other term or condition.

6.           Enforcement.  The provisions of this Agreement are necessary for the protection of the business and goodwill of the Company and are considered by the parties to be reasonable for such purpose.  Prometheus agrees that any breach of this Agreement may cause the Company substantial and irreparable harm and, therefore, in the event of any such breach, in addition to other remedies that may be available to the Company, the Company shall have the right to seek specific performance and other injunctive and equitable relief.

7.           Entire Agreement.  This Agreement and the Stock Purchase Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof.

8.           Amendment; Successors and Assigns. Any amendment or modification of this Agreement or waiver of any right, in whole or in part, will be effective only if it is in writing and signed by the parties hereto.  This Agreement will be binding upon and inure to the benefit of the parties hereto and each party’s respective successors and assigns, including any successor or substitute Observer to the Board of Directors designated by Prometheus.

9.           Applicable Law and Severability. This Agreement shall be governed by the laws of the State of New York, without regard to the conflicts of laws principles thereof.  If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the validity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement, and all other provisions shall remain in full force and effect.  If any of the provisions of this Agreement is held to be excessively broad, it shall be reformed and construed by limiting and reducing it so as to be enforceable to the maximum extent permitted by law.

10.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same agreement.

11.           Expiration of Obligations.  The confidentiality and other obligations of Prometheus under this Agreement shall expire five (5) years after the termination of the Observer Rights under the Stock Purchase Agreement.

12.           Notices.  Unless otherwise provided, any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or when sent by email, telegram or confirmed fax or, if mailed to a domestic address, 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party’s address or fax number as set forth below or as subsequently modified by written notice.

IN WITNESS WHEREOF, the parties hereto have executed this Board Observer Confidentiality Agreement as of the day and year first above written.

ROSETTA GENOMICS LTD.	PROMETHEUS LABORATORIES INC.

By:	By:
Name:	Name:
Title:	Title: